Copa Holdings Announces Early Payment of Annual Dividend

PANAMA CITY, Nov. 30, 2012 /PRNewswire/ -- The Board of Directors of Copa Holdings, S.A. (NYSE: CPA) at in an extraordinary meeting held on November 27, 2012, declared a dividend of US$2.25 per share which represents approximately 30% of the company's estimated annual consolidated net income for 2012. As a result, the dividend declared represents an annual dividend of US$2.25 per share on all outstanding Class A and Class B shares, which will be paid on December 27, 2012 to stockholders of record as of December 12, 2012.

The company typically reviews its dividend policy in May and pays its annual dividend in June every year. However given the possibility of an expiration of the preferential United States federal tax rates on qualified dividend income after December 31, 2012, and that a significant amount of the shareholders take advantage of such preferential rates, the company opted to bring forward its dividend to December 2012.

About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 83 aircraft: 57 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo – Panama, Director-Investor Relations, (507) 304-2677